V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
February 22, 2008
Via Fax and Edgar
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-3628

Re:	LNB Bancorp, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 14, 2008 by AMG Investments, LLC SEC File No. 000-13203
Dear Mr. Duchovny,
Our responses to the comments contained in your letter of February 20, 2008 to the preliminary proxy statement filed by AMG Investments follow. For your convenience, we have repeated your comments before our responses.
     In addition, as we discussed, you will note that the revised preliminary proxy statement is being filed by Shareholders for a Better Bank, instead of AMG Investments, LLC. The members of Shareholders for a Better Bank are Richard M. Osborne and Steven A. Calabrese. Messrs. Osborne and Calabrese are also the managing members of AMG. We are also filing an amended Schedule 13D to reflect AMG’s distribution of LNB shares to its members.
Revised Preliminary Schedule 14A
Cover Letter
1.	Please revise your disclosure to explain why you believe the company “does not have the right to limit what will be considered at” the special meeting. Additionally, provide us supplementally with your support for that assertion.
We have added the requested language. It appears that LNB is refusing to recognize our proposals to amend LNB’s articles because the proposals are not absolutely identical to the topics listed in our November 5, 2007 solicitation statement to be discussed at the meeting. We believe that this position ignores the fact that neither LNB’s organizational documents nor Ohio law require our proxy proposals to match what was simply sketched out in the solicitation statement. We are free to make any proposals we see fit to make at the meeting. In the solicitation statement we stated clearly that we would send shareholders a proxy statement describing our proposals and that we “reserve the right to either modify our proposals or cause additional proposals to be identified in the proxy materials for the meeting.” Furthermore, our proposals are essentially identical to those we outlined in the solicitation statement. For example, in the solicitation statement, we indicated we would seek to declassify the board of directors by amending the code of regulations. Ultimately, we decided to seek to amend the articles of incorporation to declassify the board. However, the core proposal — to declassify the board — remains the same. LNB states in its most recent preliminary proxy statement that “AMG requested that LNB call a special meeting of shareholders for the purposes described in its solicitation statement to call a special meeting of shareholders dated November 5, 2007.” LNB’s statement is misleading because it does not give the full text of our January 23, 2008 third request to call the meeting. Our January 23 request actually stated “[t]he purpose of the meeting is to vote upon the proposals described in our solicitation statement to call a special meeting of shareholders dated November 5, 2007, which will be described in greater detail in our proxy statement for the meeting.” (Emphasis added.) LNB is ignoring this fact. In addition, LNB knew the exact wording of our proposals from our preliminary proxy filing on January 31, 2008, five days before LNB noticed the special meeting. With that knowledge, LNB decided to deny our right to request a vote on our proposals.
     We believe that Ohio law and LNB’s code of regulations support our position that we have the right to set the proposals to be considered and voted on at the special meeting because we received the support of more than 25% of LNB’s shares to call the meeting and requested the special meeting. Any attempt by LNB to disallow or disregard our proposals at the meeting is contrary to these documents. LNB’s code (Article II, Section 2) states that a special meeting of shareholders “may be called by the registered holders of at least twenty-five percent (25%) of [LNB’s] Shares . . . .” This section goes on to state that “[t]he purpose(s) of any Special Shareholder Meeting may be to transact any Shareholder business and activities and to take any Shareholder actions.” (Emphasis added.) In addition, Ohio Revised Code (ORC) Section 1701.41 entitled “Notice of Meeting of Shareholders” states in subparagraph b that “[u]pon request in writing . . . by any persons entitled to call a special meeting of shareholders, that officers shall forthwith cause to be given to the shareholders entitled to notice of a meeting to be held on a date not less than seven or more than sixty days after the receipt of the request . . . .” The shareholders calling a special meeting may set the agenda for the meeting — otherwise there would be no point in the right to call the meeting. Nothing in Ohio law or in

LNB’s code entitles LNB to choose the proposals to be considered at the meeting. Interestingly, LNB is not making any proposals of its own. Instead, LNB misrepresents our proposals in an attempt to limit what will be considered at the meeting. A copy of the referenced provision of the Ohio Revised Code is attached as Exhibit 1. LNB’s code is available on EDGAR.
2.	We note your disclosure here and throughout the proxy statement that the company “begrudgingly” accepted your third request to hold the special meeting. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. Also, to the extent the previous two requests were denied upon a legal basis which you dispute, please so state.
We have revised our disclosure accordingly. We have removed the word “begrudgingly” and added disclosure regarding the first two requests to call the special meeting and the dispute over the denial of those requests.
3.	We note your statements that you “believe shareholders, not management, are entitled to choose the proposals to be considered at” the special meeting and that LNB “is not responsive to the concerns of its shareholders” (page 6). Given that there is an Ohio law dispute between you and the company as to the appropriate matters to be voted upon at the special meeting, please disclose a brief description of the dispute and alert security holders that, if following resolution of the dispute, the proposals to be voted upon are those presented by the company, then using your proxy card will results in their inability to vote at the special meeting.
We believe that our current disclosure describes the dispute between us and LNB regarding the proposals to be considered at the meeting. We have added disclosure at page one of the proxy statement regarding the possible effects of any resolution to the dispute, including the possibilities that our proxies may not be counted and that LNB’s proxies may not be counted. We intend to take all actions necessary to ensure that LNB counts our proxies at the meeting. Our proxy statement includes disclosure in proposal four regarding the dispute over the interpretation of Ohio law related to shareholders’ ability to remove directors without cause. We note that LNB’s proxy statement is silent with respect to this dispute and it states in LNB’s proposal three that directors can only be removed for cause under Ohio law.
Action Plan, page 7
4.	Refer to your disclosure that “LNB argues that AMG’s ownership of 8.2% of LNB’s shares does not entitle it to representation on the board.” Please revise your disclosure to clarify that LNB has in fact stated that the representation you seek on the company’s board is disproportionate to your shareholding percentage, not that you are not entitled to representation on the board.
We have revised our disclosure accordingly.
Proposal Two, page 13
5.	Please tell us whether setting the size of the board pursuant to this proposal is appropriate under the company’s organizational documents or Ohio law, as applicable.
As disclosed in our preliminary proxy statement, currently LNB’s code (Article IV, Section 1(a)) fixes the number of directors at 15 “unless and until changed by the Board as provided” in the code. LNB’s articles do not currently contain any provision regarding the size of LNB’s board of directors. ORC Section 1701.11(B)(3) states that regulations of Ohio corporations may include provisions with respect to “the number . . . of directors.” However, ORC Section 1701.04(B)(4) which governs the contents of articles of incorporation of Ohio corporations states that the articles may include “[a]ny provision that may be set forth in the regulations.” In addition, LNB’s code has a “Conflicts of Instruments” provision (Article VIII, Section 2) that expressly states that LNB’s articles “shall be superior to” LNB’s code. Shareholders have the right to amend LNB’s articles pursuant to ORC Section 1701.71(A)(1). Therefore, we believe shareholders may set the size of the board of directors in LNB’s articles, a point that LNB does not appear to dispute. Copies of the referenced sections of the Ohio Revised Code are attached as Exhibit 5. LNB’s code is available on EDGAR.

Proposal Four, page 16
6.	We reissue comment 4, in which we requested that you revise your disclosure.
We have revised our disclosure accordingly.
     Please let me know if we can provide you with any further information regarding this matter or if you have further comments. You can reach me at 216-736-7215. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.

Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert

cc:	Richard M. Osborne Steven A. Calabrese Kathleen L. Mesel, Esq.

Exhibit 1

1 of 1 DOCUMENT
PAGE’S OHIO REVISED CODE ANNOTATED
Copyright (c) 2008 by Matthew Bender & Company, Inc
a member of the LexisNexis Group
All rights reserved.
*** CURRENT THROUGH LEGISLATION PASSED BY THE 127TH OHIO GENERAL ASSEMBLY AND FILED
WITH THE SECRETARY OF STATE THROUGH JANUARY 25, 2008 ***
*** ANNOTATIONS CURRENT THROUGH JANUARY 1, 2008 ***
*** OPINIONS OF ATTORNEY GENERAL CURRENT THROUGH JANUARY 15, 2008 ***
TITLE 17. CORPORATIONS — PARTNERSHIPS
CORPORATIONS
CHAPTER 1701. GENERAL CORPORATION LAW
MEETINGS OF SHAREHOLDERS
Go to the Ohio Code Archive Directory
ORC Ann. 1701.41 (2008)
§ 1701.41. Notice of meeting
     (A) Written notice stating the time, place, if any, and purposes of a meeting of the shareholders, and the means, if any, by which shareholders can be present and vote at the meeting through the use of communications equipment shall be given either by personal delivery or by mail, overnight delivery service, or any other means of communication authorized by the shareholder to whom the notice is given, not less than seven nor more than sixty days before the date of the meeting unless the articles, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of section 1701.10 of the Revised Code specify a longer period: (1) to every shareholder of record entitled to notice of the meeting; (2) by or at the direction of the president or the secretary or any other person required or permitted by the regulations to give that notice. If mailed or sent by overnight delivery service, the notice shall be sent to the shareholder at the shareholder’s address as it appears on the records of the corporation. If sent by another means of communication authorized by the shareholder, the notice shall be sent to the address furnished by the shareholder for those transmissions. Notice of adjournment of a meeting need not be given if the time and place, if any, to which it is adjourned and the means, if any, by which shareholders can be present and vote at the adjourned meeting through the use of communications equipment are fixed and announced at the meeting.
     (B) Upon request in writing delivered either in person or by registered mail to the president or the secretary by any persons entitled to call a meeting of shareholders, that officer shall forthwith cause to be given to the shareholders entitled to notice of a meeting to be held on a date not less than seven nor more than sixty days after the receipt of the request, as the officer may fix, unless the articles, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of section 1701.10 of the Revised Code specify a longer period for this purpose. If the notice is not given within fifteen days after the delivery or mailing of the request, or that shorter or longer period as the articles, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of section 1701.10 of the Revised Code specify for this purpose, the persons calling the meeting may fix the time of meeting and give notice of the time of meeting as provided in division (A) of this section, or cause the notice to be given by any designated representative.
     (C) Any authorization by a shareholder to send notices given pursuant to this chapter by any means other than in

ORC Ann. 1701.41
person or by mail or overnight delivery service is revocable by written notice to the corporation either by personal delivery or by mail, overnight delivery service, or any other means of communication authorized by the corporation. If sent by another means of communication authorized by the corporation, the notice shall be sent to the address furnished by the corporation for those transmissions. Any authorization by a shareholder to send notices given pursuant to this chapter by any means other than in person or by mail or overnight delivery service will be deemed to have been revoked by the shareholder if (1) the corporation has attempted to make delivery of two consecutive notices in accordance with that authorization, and (2) the secretary or an assistant secretary of the corporation, or other person responsible for giving of notice, has received notice that, or otherwise believes that, delivery has not occurred. However, an inadvertent failure to treat the inability to deliver notice as a revocation will not invalidate any meeting of shareholders or other action.
HISTORY:
     126 v 432(458) (Eff 10-11-55); 149 v H 278. Eff 5-16-2002; 151 v H 301,§ l, eff. 10-12-06.
NOTES:
Section Notes
     Not analogous to former RC § 1701.41 (GC § 8623-36; 112 v 9(24), § 36; Bureau of Code Revision, 10-1-53); but see former RC § 1701.49 (GC § 8623-44; 112 v 9(29), § 44; 113 v 413(438); 123 v 275(290); Bureau of Code Revision, 10-1-53) and part of § 1701.48 (GC § 8623-43; 112 v 9(29), § 43; 123 v 275(289); Bureau of Code Revision, 10-1-53), former RC §§ 1701.41, 1701.49, 1701.48 repealed 126 v 432, § 5, eff 10-11-55.
     EFFECT OF AMENDMENTS
     151 v H 301, effective October 12, 2006, inserted “adopted by the shareholders ... of the Revised Code” in (A) and twice in (B), and made related changes.
     1955 COMMITTEE COMMENT
     Based on present Sec. 1701.49, and part of present Sec. 1701.48, with some changes as explained below.
     Under present Sec. 1701.49 notice must be given to each shareholder “entitled to vote or to notice.” Since the record date of shareholders for the purpose of notice, and the record date for the purpose of voting, may be different, it will be impossible in some cases to give notice to each shareholder entitled to vote. Thus under present Sec. 1701.57 the record date for voting purposes, if no other date is fixed, is the date next preceding the date of the meeting. For this reason division (A) above eliminates the requirement that notice be given to each shareholder entitled to vote. It is sufficient that notice be given to each shareholder of record as of the proper date, which date, as provided in present Sec. 1701.49 and in new Sec. 1701.45, is the day next preceding the day on which notice is given, unless another record date is fixed. For purposes of convenience all provisions relating to record dates are set forth in new Sec. 1701.45 herein.
     Also, in division (A) above it is provided that notice may be given not more than sixty days before the date of the meeting instead of forty-five days as is now provided. The same change is made in division (B) above, and the period during which notice shall be given after a proper request therefor has been shortened from twenty to fifteen days. In division (A) above it is provided that seven days is the absolute minimum period of notice.

Exhibit 5

1 of 1 DOCUMENT
PAGE’S OHIO REVISED CODE ANNOTATED
Copyright (c) 2008 by Matthew Bender & Company, Inc
a member of the LexisNexis Group
All rights reserved.
*** CURRENT THROUGH LEGISLATION PASSED BY THE 127TH OHIO GENERAL ASSEMBLY AND FILED
WITH THE SECRETARY OF STATE THROUGH JANUARY 25, 2008 ***
*** ANNOTATIONS CURRENT THROUGH JANUARY 1, 2008 ***
*** OPINIONS OF ATTORNEY GENERAL CURRENT THROUGH JANUARY 15, 2008 ***
TITLE 17. CORPORATIONS — PARTNERSHIPS
CORPORATIONS
CHAPTER 1701. GENERAL CORPORATION LAW
CREATION
Go to the Ohio Code Archive Directory
ORC Ann. 1701.11 (2008)
§ 1701.11. Methods of adoption and amendment of regulations; subject matter; emergency regulations
     (A) (1) Regulations for the government of a corporation, the conduct of its affairs, and the management of its property, consistent with law and the articles, may be adopted, amended, or repealed in any of the following ways:
          (a) Within ninety days after the corporation is formed, by the directors in accordance with division (A)(1) of section 1701.10 of the Revised Code;
          (b) By the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or if the articles or regulations that have been adopted so provide, by the affirmative vote of the holders entitling them to exercise a greater proportion than a majority of the voting power of the corporation on the proposal;
          (c) Without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or if the articles or regulations that have been adopted so provide or permit, by the written consent of the holders of shares entitling them to exercise a greater or lesser proportion but not less than a majority of the voting power of the corporation on the proposal;
          (d) If and to the extent that the articles or regulations so provide or permit and unless a provision of the Revised Code reserves such authority to shareholders, by the directors, provided that no provision or permission in the articles or regulations may divest shareholders of the power, or limit the shareholders’ power, to adopt, amend, or repeal regulations.
          (2) Any amendment of regulations and any amended or new regulations adopted by shareholders of an issuing public corporation whose directors are classified pursuant to section 1701.57 of the Revised Code that would change or eliminate the classification of directors shall be adopted only by the shareholders at a meeting held for that purpose, by the affirmative vote of holders of shares entitling them to exercise the voting power of the corporation that is required for shareholders at a meeting under division (A)(1)(b) of this section, and also by the affirmative vote of the holders of a

ORC Ann. 1701.11
majority of disinterested shares voted on the proposal determined as specified in division (C)(9) of section 1704.01 of the Revised Code.
     (B) Without limiting the generality of the authority described in division (A) of this section, the regulations may include provisions with respect to all of the following:
          (1) The place, if any, and time for holding, the manner of and authority for calling, giving notice of, and conducting, and the requirements of a quorum for, meetings of shareholders;
          (2) The taking of a record of shareholders or the temporary closing of books against transfers of shares;
          (3) The number, classification, manner of fixing or changing the number, qualifications, term of office, and compensation or manner of fixing compensation, of directors;
          (4) The place, if any, and time for holding, the manner of and authority for calling, giving notice of, and conducting, and the requirements of a quorum for, meetings of the directors;
          (5) The appointment of an executive and other committees of the directors, and their authority;
          (6) The titles, qualifications, duties, term of office, compensation or manner of fixing compensation, and the removal, of officers;
          (7) The terms on which new certificates for shares may be issued in the place of lost, stolen, or destroyed certificates;
          (8) The manner in which and conditions upon which a certificated security, and the conditions upon which an uncertificated security, and the shares represented by a certificated or uncertificated security, may be transferred, restrictions on the right to transfer the shares, and reservations of liens on the shares;
          (9) (a) Restrictions on the transfer and the right to transfer shares of either of the following:
               (i) An issuing public corporation to any person in a control share acquisition;
               (ii) A corporation with fifty or more shareholders to any person in an acquisition that would be a control share acquisition if the corporation were an issuing public corporation.
          (b) The restrictions on the transfer and the right to transfer shares described in division (B)(9)(a)(i) and (ii) of this section may include requirements and procedures for consent to an acquisition of the shares by directors based on a determination by the directors of the best interests of the corporation and its shareholders, consent to an acquisition of the shares by shareholders, and reasonable sanctions for a violation of those requirements, including the right of the corporation to refuse to transfer, to redeem, or to deny voting or other shareholder rights appurtenant to shares acquired in an acquisition of the shares.
          (10) Defining, limiting, or regulating the exercise of the authority of the corporation, the directors, or the officers;
          (11) Defining, limiting, or regulating the exercise of the authority of the shareholders; provided, that any amendment of the regulations that would change or eliminate any such provision shall be adopted only by the shareholders.
          (C) The shareholders of a corporation may adopt and may authorize the directors to adopt, either before or during an emergency, as that term is defined in division (U) of section 1701.01 of the Revised Code, emergency regulations that shall be operative only during an emergency. The emergency regulations may include any provisions that are authorized to be included in regulations by divisions (A) and (B) of this section. In addition, unless expressly prohibited

ORG Ann. 1701.11
by the articles or the regulations, the emergency regulations may make any provision, notwithstanding any different provisions in this chapter and notwithstanding any different provisions in the articles or the regulations that are not expressly stated to be operative during an emergency, that may be practical or necessary with respect to the following:
          (1) The place, if any, and time for holding, the manner of and authority for calling, giving notice of, and conducting, and the requirements of a quorum for, meetings of the directors;
          (2) The creation and appointment of an executive and other committees of the directors and the delegation of authority to the committees by the board;
          (3) The creation, existence, and filling of vacancies, including temporary vacancies, in the office of director;
          (4) The selection, by appointment, election, or otherwise, of officers and other persons to serve as directors for a meeting of the board in the absence from the meeting of one or more of the directors;
          (5) The creation, existence, and filling of vacancies, including temporary vacancies, in any office;
          (6) The order of rank and the succession to the duties and authority of officers.
     (D) (1) Unless the corporation complies with division (D)(2) of this section, if the regulations are amended or new regulations are adopted other than by the shareholders at a meeting held for that purpose, the secretary of the corporation shall send a copy of the amendment or the new regulations by mail, overnight delivery service, or any other means of communication authorized by the shareholder to whom a copy of the amendment or new regulations is sent, to each shareholder of record as of the date of the adoption of the amendment or the new regulations.
          (2) Any corporation that files periodic reports with the United States securities and exchange commission pursuant to section 13 of the “Securities Exchange Act of 1934,” 48 Stat. 881, 15 U.S.C. 78m, as amended, or section 15(d) of the “Securities Exchange Act of 1934,” 48 Stat. 881, 15 U.S.C. 78o(d), as amended, may satisfy the notice to shareholders of record requirement of division (D)(1) of this section by including a copy of the amendment or the new regulations in a report filed in accordance with those sections within twenty days after the adoption of the amendment or the new regulations.
     (E) No person dealing with the corporation shall be charged with constructive notice of the regulations.
     (F) Unless expressly prohibited by the articles or the regulations or unless otherwise provided by the emergency regulations, the following special rules shall be applicable during an emergency notwithstanding any different provision elsewhere in this chapter:
          (1) Meetings of the directors may be called by any officer or director.
          (2) Notice of the time and place of each meeting of the directors shall be given to such of the directors as it may be feasible to reach at the time and by the means of communication, written or oral, personal or mass, as may be practicable at the time.
          (3) The director or directors present at any meeting of the directors that has been duly called and notice of which has been duly given shall constitute a quorum for the meeting, and, in the absence of one or more of the directors, the director or directors present may appoint one or more of the officers of the corporation directors for the meeting.
          (4) If none of the directors attends a meeting of the directors that has been duly called and notice of which has been duly given, the officers of the corporation who are present, not exceeding three, in order of rank, shall be directors for the meeting, shall constitute a quorum for the meeting, and may appoint one or more of the other officers of the corporation directors for the meeting.

1 of 1 DOCUMENT
PAGE’S OHIO REVISED CODE ANNOTATED
Copyright (c) 2008 by Matthew Bender & Company, Inc
a member of the LexisNexis Group
All rights reserved.
*** CURRENT THROUGH LEGISLATION PASSED BY THE 127TH OHIO GENERAL ASSEMBLY AND FILED
WITH THE SECRETARY OF STATE THROUGH JANUARY 25, 2008 ***
*** ANNOTATIONS CURRENT THROUGH JANUARY 1, 2008 ***
*** OPINIONS OF ATTORNEY GENERAL CURRENT THROUGH JANUARY 15, 2008 ***
TITLE 17. CORPORATIONS — PARTNERSHIPS
CORPORATIONS
CHAPTER 1701. GENERAL CORPORATION LAW
CREATION
Go to the Ohio Code Archive Directory
ORC Ann. 1701.04 (2008)
§ 1701.04. Articles of incorporation
     (A) Any person, singly or jointly with others, and without regard to residence, domicile, or state of incorporation, may form a corporation by signing and filing with the secretary of state articles of incorporation that shall set forth all of the following:
          (1) The name of the corporation, which shall be in compliance with division (A) of section 1701.05 of the Revised Code;
          (2) The place in this state where the principal office of the corporation is to be located;
          (3) The authorized number and the par value per share of shares with par value, and the authorized number of shares without par value, except that the articles of a banking, safe deposit, trust, or insurance corporation shall not authorize shares without par value; the express terms, if any, of the shares; and, if the shares are classified, the designation of each class, the authorized number and par value per share, if any, of the shares of each class, and the express terms of the shares of each class;
          (4) If the corporation is to have an initial stated capital, the amount of that stated capital.
     (B) The articles also may set forth any of the following:
          (1) The names of the individuals who are to serve as initial directors;
          (2) The purpose or purposes for which the corporation is formed, but in the absence of a statement of the purpose or purposes or except as expressly set forth in such statement, the purpose for which any corporation is formed is to engage in any lawful act or activity for which a corporation may be formed under this chapter, and all lawful acts and activities of the corporation are within the purposes of the corporation;
          (3) Any lawful provision for the purpose of defining, limiting, or regulating the exercise of the authority of the

ORC Ann. 1701.04
corporation, the incorporators, the directors, the officers, the shareholders, or the holders of any class of shares;
          (4) Any provision that may be set forth in the regulations;
          (5) A provision specifying the period of existence of the corporation if it is to be otherwise than perpetual;
          (6) Subject to division (C) of this section, any additional provision permitted by this chapter.
     (C) Original articles of a corporation may not set forth any provision that eliminates the rights of shareholders under this chapter to cumulate the voting power that they possess in the election of directors.
     (D) A written appointment of a statutory agent for the purposes set forth in section 1701.07 of the Revised Code shall be filed with the articles, unless the corporation belongs to one of the classes mentioned in division (O) of that section.
     (E) The legal existence of the corporation begins upon the filing of the articles or on a later date specified in the articles that is not more than ninety days after filing, and, unless the articles otherwise provide, its period of existence shall be perpetual.
HISTORY:
     126 v 432 (Eff 10-11-55); 130 v S 121 (Eff 9-24-63); 133 v S 158 (Eff 7-17-70); 140 v H 250 (Eff 7-30-84); 141 v S 259 (Eff 7-24-86); 144 v H 640 (Eff 10-8-92); 148 v H 78 (Eff 3-17-2000); 149 v H 278. Eff 5-16-2002.
NOTES:
Section Notes
     Not analogous to former RC § 1701.04 (GC § 8623-3; 112 v 9, § 3; Bureau of Code Revision, 10-1-53); but see former RC § 1701.06 (GC § 8623-4; 112 v 9, § 4; 113 v 413; 118 v 177; 123 v 275; Bureau of Code Revision, 10-1-53); division (D) is analogous to former RC § 1701.10 (GC § 8623-7; 112 v 9; Bureau of Code Revision, 10-1-53), former RC§§ 1701.04, 1701.06, 1701.10 repealed 126 v 432, § 5, eff 10-11-55.
     1986 COMMITTEE COMMENT
     Division (C) is new. Amendments to other sections permit the shareholders to amend the articles to eliminate cumulative voting, but new division (C) makes it clear that the incorporators may not eliminate cumulative voting in the original articles. The procedure for such an amendment is set forth in new Sec. 1701.69(B)(10). No changes are made in the remaining divisions of this Section but they have been renumbered to accommodate new division (C).
     None of the 1986 amendments affects the permitted inclusion in a “close corporation agreement” of a provision eliminating cumulative voting rights that is applicable so long as the “close corporation agreement” remains valid.
     See also the comments following Secs. 1701.55, 1701.58,1701.69, 1701.71, and 1701.74.
     1970 COMMITTEE COMMENT
     We propose that Section 1701.04(A) be amended to drop the present requirements that there be at least three incorporators, that they must be natural persons, and that a majority of them must be U.S. citizens. Under the committee’s proposed amendment just one person (by definition either a natural person or a corporation, partnership,

1 of 1 DOCUMENT
PAGE’S OHIO REVISED CODE ANNOTATED
Copyright (c) 2008 by Matthew Bender & Company, Inc
a member of the LexisNexis Group
All rights reserved.
*** CURRENT THROUGH LEGISLATION PASSED BY THE 127TH OHIO GENERAL ASSEMBLY AND FILED
WITH THE SECRETARY OF STATE THROUGH JANUARY 25, 2008 ***
*** ANNOTATIONS CURRENT THROUGH JANUARY 1, 2008 ***
*** OPINIONS OF ATTORNEY GENERAL CURRENT THROUGH JANUARY 15, 2008 ***
TITLE 17. CORPORATIONS — PARTNERSHIPS
CORPORATIONS
CHAPTER 1701. GENERAL CORPORATION LAW
AMENDMENT OF ARTICLES
Go to the Ohio Code Archive Directory
ORC Ann. 1701.71 (2008)
§ 1701.71. Amendments by shareholders
     (A) (1) Except as otherwise provided in this division or division (A)(2) of this section, the shareholders, at a meeting held for that purpose, may adopt an amendment, including any amendment that could be adopted by the directors, by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or, if the articles provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority, of such voting power, and by the affirmative vote of the holders of shares of any particular class that is required by the articles. Any amendment that would change or eliminate the classification of directors of an issuing public corporation whose directors are classified pursuant to section 1701.57 of the Revised Code shall be adopted by the shareholders only at a meeting expressly held for that purpose, by the affirmative votes required under this division, and also by the affirmative vote of the holders of at least a majority of disinterested shares voted on the proposal determined as specified in division (C)(9) of section 1704.01 of the Revised Code. If, at the time an amendment to eliminate cumulative voting rights permitted by division (B)(10) of section 1701.69 of the Revised Code is acted upon by the shareholders, a corporation does not have issued and outstanding shares that are listed on a national securities exchange or are regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association, that amendment shall not be adopted if the votes of a sufficient number of shares are cast against the amendment that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would at the time the amendment is acted upon by the shareholders be sufficient to elect at least one director.
          (2) Whenever under division (B) of this section the holders of shares of any particular class are entitled to vote as a class on the adoption of an amendment, the amendment, in order to be adopted, must receive the affirmative vote of the holders of at least two-thirds of the shares of that class or, if the articles provide or permit, a greater or lesser proportion, but not less than a majority, of the shares of that class. If the proposed amendment would authorize any particular corporate action that, under any applicable provision of law or under the existing articles, could be authorized only by or pursuant to a specified vote of shareholders, the amendment, in order to be adopted, must receive the affirmative vote so specified.

ORC Ann. 1701.71
     (B) Regardless of limitations or restrictions in the articles on the voting rights of the shares of any class, the holders of shares of a particular class, and in the cases specified in divisions (B)(6), (7), and (8) of this section the holders of shares of every class, shall be entitled to vote as a class on the adoption of an amendment that does any of the following:
          (1) Increases or decreases the par value of the issued shares of the particular class, except in the case of an amendment to the articles adopted by the directors pursuant to division (B)(10) of section 1701.70 of the Revised Code;
          (2) Changes issued shares of the particular class, whether with or without par value, into a lesser number of shares of the same class or into the same or a different number of shares of any other class, with or without par value, previously or then authorized;
          (3) Changes the express terms, or adds express terms, of the shares of the particular class in any manner substantially prejudicial to the holders of the shares;
          (4) Changes the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of shares of the particular class;
          (5) Authorizes shares of another class that are convertible into, or authorizes the conversion of shares of another class into, shares of the particular class, or authorizes the directors to fix or alter conversion rights of shares of another class that are convertible into shares of the particular class; provided, however, both of the following apply:
               (a) The failure to obtain the shareholders’ approval only prevents the conversion of the shares until the shareholders’ approval is obtained and does not otherwise affect the authorization or any other express terms of the shares;
               (b) The articles may provide that no vote of the holders of common shares, as a class, is required in connection with the authorization of shares of any class that are convertible into common shares.
          (6) Provides, in the case of an amendment described in division (B)(1) or (2) of this section, that the stated capital of the corporation shall be reduced or eliminated as a result of the amendment, or provides, in the case of an amendment described in division (B)(5) of this section, that the stated capital of the corporation shall be reduced or eliminated upon the exercise of such conversion rights, provided that any reduction or elimination is consistent with section 1701.30 of the Revised Code;
          (7) Changes substantially the purposes of the corporation, or provides that a subsequent amendment to the articles may be adopted that changes substantially the purposes of the corporation;
          (8) Changes a corporation into a nonprofit corporation.
     (C) An amendment that changes a corporation into a nonprofit corporation shall contain a statement of purposes proper in the case of a nonprofit corporation and a statement that, after the effective date of the amendment, the corporation shall be subject to the provisions of the Revised Code relating to nonprofit corporations. In the case of a corporation formed on or after June 9, 1927, the amendment also shall provide for the cancellation of all outstanding shares and the terms and considerations, if any, for the cancellation. In the case of a corporation formed prior to June 9, 1927, the amendment may provide for the cancellation of outstanding shares, but if it does not so provide, the amendment shall contain a provision forbidding the payment of dividends or distributions on any shares after the effective date of the amendment.
HISTORY:
     126 v 432(472) (Eff 10-11-55); 140 v H 250 (Eff 7-30-84); 141 v S 259 (Eff 7-24-86); 148 v H 78 (Eff 3-17-2000); 149 v S 110 (Eff 2-20-2002); 149 v H 278. Eff 5-16-2002.